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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: La Honda Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 El Camino Real, Suite 316
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ketsdever 650-400-1088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive, Suite 400 (Address) Redwood City (City) CA (State) 94065 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______[signature]______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of La Honda Advisors LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(see attached)

[signature]
Signature

[handwritten title]
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN MATEO }

Subscribed and sworn to (or affirmed) before me on this 27th day of FEBRUARY, 2017
Date *Month* *Year*

by David Ketsdever

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

NANCY STRAUSS JOHNSON
Commission # 2126305
Notary Public - California
San Mateo County
My Comm. Expires Oct 6, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __________

Document Date: __________

Number of Pages: __________

Signer(s) Other Than Named Above: __________

La Honda Advisors

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
LA HONDA ADVISORS, LLC

We have audited the accompanying statement of financial condition of La Honda Advisors, LLC (a California limited liability company) (the "Company") as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, warrants owned by the Company have been valued at zero due to a lack of observable market activities. Our opinion is not modified with respect to this matter.

Seiler LLP

Redwood City, California
February 24, 2017

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

www.seiler.com

A Member of HLB International

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets:		
Cash	$	293,188
Accounts Receivable		500,000
Prepaid Expenses		3,201
TOTAL ASSETS	$	796,389

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts Payable	$	14,767
Accrued Expenses		8,700
Distribution Payable		3,660
Payroll Liabilities		1,840
Total Liabilities		28,967
Total Members' Equity		767,422
TOTAL LIABILITIES & MEMBERS' EQUITY	$	796,389

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business

La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions.

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of this financial statement in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and could be material to the financial statements.

Accounts receivable and unbilled accounts receivable

Accounts receivable and unbilled accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management closely monitors outstanding accounts receivable and charges off to expenses any balances that are determined to be uncollectible. At December 31, 2016, the Company considered all remaining accounts receivable to be fully collectible accordingly there was no allowance for doubtful accounts.

Income and franchise taxes

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as

operating expenses. At December 31, 2016, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years after 2013 are subject to Federal tax examinations.

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01 ("ASU 2016-01") regarding ASC Topic 825-10, *Financial Instruments - Overall.* The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, and require equity securities to be measured at fair value with changes in fair value recognized through net income. The amendments also simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment for impairment quarterly at each reporting period. The amendments in ASU 2016-01 will be effective for the Company's fiscal year beginning January 1, 2018. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with prospective adoption of the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. The Company does not believe ASU 2016-01 will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016–13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

Note 3 - Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $264,221 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 4 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2016, 100,000 shares were issued and allocated.

Note 5 - Commitments and contingencies

Facility lease

The Company entered into a month-to-month lease agreement for their corporate office, commencing on June 30, 2016, with CEP Town & Country Investors LLC. The Company pays a monthly base rent of $4,025. The Company may terminate the lease at any time, and there are no minimum future rental commitments.

Claim Contingency

The Company is involved in certain claims arising in the normal course of business. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position.

Other Contingency

The Company had an arrangement with a customer which included cashless warrants in addition to a cash fee. The warrants were issued effective November 4, 2015. The value of the warrants was not determinable as of December 31, 2016.

Note 6 – Major Customers and Accounts Receivable

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

As of December 31, 2016, one customer accounted for 100% of accounts receivable of $500,000.

Note 7 - Subsequent events

The Company announced and paid $250,000 in distributions on January 17, 2017.